TAG Oil Files Third Quarter 2008 Results

Vancouver, British Columbia – February 29, 2008 - Independent Canadian oil and gas production and exploration company TAG Oil Ltd. (TSX-V: TAO and OTCBB: TAGOF) announced today that the Company has filed its third quarter 2008 financial statements along with the accompanying management’s discussion and analysis as required pursuant to National Instruments 51-101 and 51-102. Copies of these documents can be obtained electronically through the SEDAR system at www.sedar.com or through the Company’s website at www.tagoil.com.

Summary of selected financial information:
TAG started the 2008 fiscal year with $13.43 million in cash and cash equivalents and ended the third quarter with $6.29 million at December 31, 2007 with the decrease in cash resulting materially from capital expenditures related to the Cheal oil field facilities. Shareholders’ equity at quarter end was $32.02 million (March 31, 2007: $40.13 million).

During the third quarter TAG recorded $1,238,819 in production revenue (9 months: $2,921,973) from its 30.5% interest in the Cheal oil field that produced 38,814 (9 months: 115,396) gross barrels of oil and sold 44,997 (9 months: 113,936) gross barrels of oil, with associated gas produced at Cheal to generate electricity on-site. Daily production rates for the third quarter averaged approximately 422 barrels of oil gross per day and currently the field is cycling oil from six different wells, seeking optimum production configurations.

The loss recorded for the quarter was $6,596,933 ($0.07 per share) (9 months: $8,182,530) ($0.09 per share) and included production costs and royalties amounting to $462,056 (9 months: $1,026,191) and $54,766 (9 months: $141,422), respectively as well as a one-time write-down for the quarter amounting to $6,342,933 that relates to certain exploration interests of the Company. Other significant contributors to the loss included depletion of $495,547 (9 months: $1,045,837), general exploration costs of $87,712 (9 months: $479,892) and a foreign exchange loss of $188,290 (9 months: $1,373,180). General and administrative costs for the quarter amounted to $421,921 (9 monhts: $1,585,634) which is slightly lower than the comparable quarter last year.

Cheal Operational Update

The Cheal Production Facility (TAG: 30.5%) is now completed and is fully commissioned with six wells capable of production. Following several months of production through temporary facilities, the three “B-Site” wells were shut-in on October 2, 2007 to allow the construction and tie-in of permanent flowlines back to the facility located at the “A-Site”. Production continued through the remainder of October and November from Cheal A-3X and A-4 and over these two months production totals were 10,652 bbls (TAG share: 3,249 bbls) and 9,125 (TAG share: 2,783 bbls), respectively. Commissioning of the “B-Site” commenced on December 4, 2007, with Cheal B-3 production being brought on through permanent facilities on December 6, 2007 and Cheal B-2 on December 21, 2007. Production for the month of December totaled 19,037 bbls (TAG share: 5,806 bbls), the highest monthly total from the field to date, with daily production up to 791 bbl/day (TAG share: 241 bbl/d). Initial flush production decline, as well as a cycling plan intended to maximize ultimate recovery of the field, has subsequently resulted in recent production rates of approximately 500 bbls/day gross. Gas export from the field commenced on December 21, 2007 with a total of 2.830 mmscf being exported to the Waihapa Production Station. Subsequent to the quarter end, Cheal A3X and Cheal A4, which had temporary connections to the production facility, have now been permanently connected and are available for long term production.

Further increases to daily oil production will require additional wells to be successfully drilled along with further workovers potentially required on Cheal A3X and A4. The Company is currently in discussions with the operator of the permit to resolve the matters relating to the significant project revisions made to the development plan by the operator as well as to agree to a suitable forward work program at Cheal.

Commenting on the Cheal operational results, Garth Johnson, Chief Executive Officer, said: “We’re glad to have the Cheal Facility fully commissioned, producing oil and we expect to finish the 2008 fiscal year strongly with consistent oil, gas and associated liquids production from the Cheal A and B sites for the first time since this project began. Oil prices remain robust, positioning TAG with ongoing cash flow, working capital and no debt. We look forward to leveraging this position as we grow the Company.”

Forward Looking Statements:

Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of TAG Oil. Actual results may vary materially from the information provided in this release. As a result there is no representation by TAG Oil that the actual results realized in the future will be the same in whole or in part as those presented herein. Actual results may differ materially from the results predicted, and reported results should not be considered as an indication of future performance. Factors that could cause actual results to differ from those contained in the forward-looking statements, are set forth in, but are not limited to, filings that the Company and its independent evaluator have made, including the Company's most recent reports in Canada under National Instrument 51-102 and in the United States under Forms 20-F and 6K.

About TAG Oil:
TAG Oil Ltd. is an independent Canadian oil and gas exploration and production company with international operations in the Taranaki Basin of New Zealand.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Contact:
Garth Johnson
gje@tagoil.com
604-609-3350

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